SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 5, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on May 5, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	5 May 2011
ING posts solid increase in underlying net profit to EUR 1,492 million
•	ING Group’s underlying net profit growth was driven by continued strong performance in the Bank and a significant improvement in Insurance results. The Group’s 1Q11 net result was EUR 1,381 million, or EUR 0.37 per share, including divestments and special items. The underlying return on equity improved to 14.7% (Bank 13.7%, Insurance 6.2%).

•	Bank underlying result before tax rose 32.2% to EUR 1,695 million, fuelled by higher income and the continued normalisation of risk costs. The net interest margin remained healthy at 1.44%. Risk costs declined to EUR 332 million, or 42 bps of average RWA. The underlying cost/income ratio improved to 55.0% as expenses declined from 4Q10.

•	Insurance operating result increased 35.5% to EUR 561 million, supported by higher sales and growth in AuM. The investment spread rose to 95 bps. Sales (APE) grew 11.4% versus 1Q10, or 8.0% excluding currency effects. The administrative expenses/operating income ratio improved to 40.0% on higher operating income and cost containment.

•	Strong capital generation in ING Bank continued in 1Q11 with the Bank’s core Tier 1 ratio increasing to 10.0%. ING will proceed with the planned repurchase of EUR 2 billion of core Tier 1 securities from the Dutch State on 13 May 2011. The total payment will amount to EUR 3 billion and includes a 50% repurchase premium.
“Both the Bank and the Insurance company posted strong results in the first quarter, illustrating clear progress on their respective performance improvement programmes as they prepare for their futures as stand-alone companies,” said Jan Hommen, CEO of ING Group. “The restructuring of the Group is on track. We continue to work towards the full physical separation of the banking and insurance activities, and we are laying the groundwork this year for two IPOs of our US and European & Asian insurance businesses so that we will be ready to proceed with transactions when market conditions are favourable. We continue to explore strategic options for our Latin American insurance business, and we are taking steps to meet the other restructuring demands imposed by the European Commission, including the divestment of ING Direct USA and the carve-out of WestlandUtrecht Bank from our Dutch retail banking business.”
“Despite the far-reaching restructuring that the company is going through, we have continued to show solid commercial growth across our franchises, which is a testimony to the dedication and professionalism of our staff as we work hard to maintain the loyalty of our customers. On that strong foundation, we have been able to show a rapid recovery as ING comes out of the financial crisis. We have improved efficiency and built up strong capital buffers in the Bank, while continuing to increase our lending to customers to support the economic recovery. As a result, ING is now in a position to repay a second tranche of support from the Dutch State out of retained earnings. And provided that this strong capital generation continues, we aim to repay the remaining support by May 2012 on terms that are acceptable to all stakeholders.”
KEY FIGURES

	1Q2011	1Q2010[1]	Change	4Q2010[1]	Change

ING Group key figures (in EUR million)
Underlying result before tax Group	2,156	1,403	53.7%	671	221.3%
of which Bank	1,695	1,282	32.2%	1,479	14.6%
of which Insurance	461	121	281.0%	-808
Underlying net result	1,492	923	61.6%	341	337.5%
Net result	1,381	1,230	12.3%	130	962.3%
Net result per share (in EUR)[2]	0.37	0.33	12.1%	0.03	n.a.
Total assets (end of period, in EUR billion)	1,229	1,236	-0.5%	1,247	-1.4%
Shareholders’ equity (end of period, in EUR billion)	40	38	5.7%	41	-2.0%
Underlying return on equity based on IFRS-EU equity[3]	14.7%	10.3%		3.3%

Banking key figures
Interest margin	1.44%	1.42%		1.47%
Underlying cost/income ratio	55.0%	57.4%		57.2%
Underlying risk costs in bp of average RWA	42	60		51
Core Tier 1 ratio	10.0%	8.4%		9.6%
Underlying return on equity based on IFRS-EU equity[3]	13.7%	11.7%		13.5%

Insurance key figures
Operating result (in EUR million)	561	414	35.5%	438	28.1%
Investment margin / life general account assets (in bps)	95	84		93
Administrative expenses / operating income (Life & ING IM)	40.0%	43.4%		44.1%
Underlying return on equity based on IFRS-EU equity[3]	6.2%	0.8%		-15.7%

The footnotes relating to 1-3 can be found on page 13 of this press release.

Note:	Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS
ING Group posted an underlying net profit of EUR 1,492 million in the first quarter, driven by another strong quarter of results at ING Bank and a significant improvement in performance at ING Insurance.
The Bank’s underlying result before tax was EUR 1,695 million, up 32.2% from the first quarter of 2010 and 14.6% sequentially. The net interest margin remained healthy, while lending volumes grew moderately, consistent with the subdued demand for credit. Risk costs declined from both comparative periods, trending towards more normalised levels. The impact of the continued focus on cost control also supported results.
ING Bank’s net production of client balances was positive for the seventh straight quarter and amounted to EUR 11.9 billion. Retail Banking funds entrusted grew by EUR 12.5 billion, fuelled by a net inflow of EUR 8.5 billion at ING Direct (primarily in Germany and the US) and EUR 2.0 billion in Central Europe, mainly driven by the introduction of the ‘Orange Savings Account’ in Turkey. Retail Benelux recorded a EUR 1.6 billion net inflow in funds entrusted, primarily due to the success of the ‘Orange Book’ savings account in Belgium and an increase in savings in the Netherlands, which more than offset lower current account balances. Commercial Banking reported a EUR 12.1 billion net outflow in funds entrusted, showing a seasonal effect following strong net inflow in the fourth quarter, when corporate treasurers and asset managers deposited large balances in short-term deposits over year-end. The outflow was partly offset by an increase in overnight deposits (not included in client balances). The net production of residential mortgages was EUR 4.6 billion, while other lending showed a net production of EUR 4.9 billion attributable to continued growth in Structured Finance and Retail Central Europe.
Operating profit at ING Insurance improved substantially. It increased to EUR 561 million, 35.5% higher than the first quarter of 2010 and 28.1% higher than the fourth quarter of 2010. Results in the quarter benefited from strong fees and premium-based revenues due to robust sales in Asia/ Pacific, the Benelux and the US, as well as higher fees at Investment Management. The investment spread advanced to 95 basis points, reflecting the impact of portfolio actions taken in 2010. The first-quarter underlying result before tax rose to EUR 461 million, as market-related impacts diminished both year-on-year and sequentially, despite the impact of impairments on debt securities in the quarter.
Insurance sales (APE) increased 11.4% from the first quarter of 2010, or 8.0% excluding currency effects, reflecting strong sales momentum in Japan and Korea, corporate pension contract renewals in the Benelux, and higher retirement plan and individual life sales in the US.
ING Group’s first-quarter net profit was EUR 1,381 million compared with EUR 1,230 million in the same quarter of last year and EUR 130 million in the previous quarter, which included a DAC write-down in the US Closed Block VA business.
Divestments and special items in the first quarter totalled EUR -111 million after tax and related primarily to various restructuring programmes. After-tax separation costs were EUR 20 million, out of total estimated separation costs of EUR 200 million for 2011.
The underlying effective tax rate was 29.2% in the quarter.
The net profit per share was EUR 0.37. The average number of shares used to calculate earnings per share over the quarter was 3,782.3 million.
The Group’s underlying net return on IFRS-EU equity improved to 14.7%.

BANKING
Banking key figures

	1Q2011	1Q2010	Change	4Q2010	Change

Profit and loss data (in EUR million)
Underlying interest result	3,396	3,263	4.1%	3,514	-3.4%
Underlying income	4,508	4,178	7.9%	4,424	1.9%
Underlying operating expenses	2,481	2,399	3.4%	2,530	-1.9%
Underlying addition to loan loss provision	332	497	-33.2%	415	-20.0%
Underlying result before tax	1,695	1,282	32.2%	1,479	14.6%

Key figures
Interest margin	1.44%	1.42%		1.47%
Underlying cost/income ratio	55.0%	57.4%		57.2%
Underlying risk costs in bp of average RWA	42	60		51
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	316	331	-4.4%	321	-1.5%
Underlying return on equity based on IFRS equity[1]	13.7%	11.7%		13.5%
Underlying return on equity based on 7.5% core Tier 1[2]	20.3%	15.1%		19.2%

[1]	Annualised underlying net result divided by average IFRS-EU equity.

[2]	Annualised underlying, after-tax return divided by average equity based on 7.5% core Tier 1 ratio.
ING Bank showed continued strength in the first quarter, as underlying profit before tax rose 32.2% from the previous year and 14.6% from the fourth quarter to EUR 1,695 million. First-quarter results benefited from a healthy interest margin, higher client balances, lower risk costs and cost control.
Total underlying income rose 7.9% from the first quarter of 2010, driven by higher interest results and a marked improvement in investment and other income, partly due to lower impairments on debt securities. This strong year-on-year increase in income was primarily attributable to ING Direct and Commercial Banking. Income was up 1.9% from the previous quarter, which included the gain on the sale of the equity stake in Fubon Financial Holding.
The interest result held up well, rising 4.1% from the previous year due to growth in client balances and an increase in the interest margin of two basis points to 1.44%. Compared with the fourth quarter, the interest result declined 3.4% due to a narrowing of the interest margin by three basis points. This was primarily caused by pressure on mortgages and savings, especially in the Netherlands. Margins in the mid-corporate and SME segments in the Netherlands were flat, but improved slightly in most other countries. The interest margins of General Lending and Structured Finance held up well compared with the fourth quarter.
Underlying operating expenses rose 3.4% from a year ago to EUR 2,481 million, mainly due to higher staff costs, increased marketing and IT project costs and higher contributions to deposit guarantee schemes. This was partially offset by a decline in impairments on real estate development projects. Compared with the fourth quarter of 2010, which included one-off entry costs for the new deposit guarantee scheme in Belgium, expenses declined 1.9%. The underlying cost/income ratio improved from both prior periods to 55.0%.
Risk costs continued to normalise in the first quarter. ING Bank added EUR 332 million to the loan loss provisions, which is the lowest amount since the second quarter of 2008. The decline from EUR 415 million in the fourth quarter was mainly attributable to a reduced number of incidents in the mid-corporate segment and lower risk costs for the Dutch mortgage portfolio following a model update in the previous quarter to reflect lower anticipated recovery rates. Loan loss provisions rose slightly at ING Direct, primarily due to lower anticipated recovery rates in the US. ING Bank’s total first-quarter risk costs amounted to 42 basis points of average risk-weighted assets compared with 60 basis points a year ago and 51 basis points in the previous quarter. For the coming quarters, ING expects risk costs as a percentage of risk-weighted assets to remain below the average level seen in 2010.
Retail Banking’s underlying result before tax rose 12.7% from the previous year and 21.2% from the fourth quarter. Compared with the first quarter of 2010, income was 6.7% higher and the interest result rose 3.6%, primarily fuelled by growth in ING Direct from higher volumes and slightly better margins. Risk costs at Retail Banking fell by 21.8% to EUR 262 million. Additions to loan loss provisions were modest in the SME and mid-corporate segments in the Benelux, consistent with the improvement in credit conditions. Risk costs on mortgages declined, reflecting a model update in the Netherlands and reclassification adjustments related to interest on modified loans in the US which were implemented last quarter. These positive factors compensated for a year-on-year rise in expenses due to investments in the product range, branch network expansion and an increase in pension costs in the Netherlands. The increase in Retail Banking’s profit before tax compared with the fourth quarter of 2010 was due to the strong quarterly income, a decline in risk costs and lower expenses.
Commercial Banking excluding ING Real Estate posted record results in the first quarter of 2011. Underlying result before tax was EUR 773 million, or 13.2% higher than in the first quarter of last year. Income rose 6.9% on growth in lending volumes and commissions at Structured Finance, and higher levels of client-related activity in Financial Markets. Risk costs remained low at EUR 59 million as net releases in Structured Finance were offset by higher net additions in General Lending due to provisioning for a few large files. Operating expenses increased 8.5% from the first quarter of 2010 due to higher staff costs, selective investments in the business and currency impacts. Compared with the fourth quarter of 2010, expenses increased 2.3%. Commercial Banking’s underlying result before tax was 44.8% higher than the fourth quarter of 2010, largely fuelled by seasonally higher client-related activity in Financial Markets.
The underlying result before tax of ING Real Estate was EUR 70 million compared to a loss in the same quarter of last year. Results in the quarter were driven by lower negative fair value changes and impairments, lower risk costs and a decline in expenses. Compared with the first quarter of 2010, the Investment Management and Finance businesses as well as ING’s own Real Estate Investment Portfolio each recorded a quarterly profit and improved results. Meanwhile, the Development business continued to narrow its loss.
Corporate Line Banking’s underlying result before tax was EUR -125 million compared with EUR -159 million in the first quarter of last year. The loss narrowed mainly due to higher income on capital surplus which resulted from a combination of lower benefits paid to the business lines due to a decline in average economic capital levels and higher book equity due to retained earnings. This was partly offset by increased financing charges, reflecting the total costs of Group core debt which are fully allocated to the Bank as of 2011.
The net result of the Bank was EUR 1,147 million, including a net gain of EUR 11 million from divestments and EUR -53 million of special items after tax, which mainly related to the merger of the Dutch retail activities, the Belgian transformation programme, restructuring at ING Real Estate and separation costs.
The Bank’s underlying return on equity rose to 13.7% based on IFRS-EU equity. The return on equity based on a 7.5% core Tier 1 ratio rose to 20.3%, exceeding the Ambition 2013 target of 13-15%.

INSURANCE
Insurance key figures

	1Q2011	1Q2010[1]	Change	4Q2010[1]	Change

Margin analysis (in EUR million)
Investment margin	391	329	18.8%	402	-2.7%
Fees and premium-based revenues	1,326	1,200	10.5%	1,270	4.4%
Technical margin	203	182	11.5%	204	-0.5%
Income non-modelled life business	26	32	-18.8%	37	-29.7%

Life & ING IM operating income	1,946	1,744	11.6%	1,912	1.8%

Administrative expenses	778	757	2.8%	843	-7.7%
DAC amortisation and trail commissions	504	434	16.1%	513	-1.8%

Life & ING IM operating expenses	1,282	1,191	7.6%	1,356	-5.5%

Life & ING IM operating result	664	552	20.3%	556	19.4%

Non-life operating result	70	47	48.9%	69	1.4%
Corporate line operating result	-172	-185		-188

Operating result	561	414	35.5%	438	28.1%

Non-operating items	-101	-293		-1,245

Underlying result before tax	461	121	281.0%	-808	n.a.

Key figures
Administrative expenses / operating income (Life & ING IM)	40.0%	43.4%		44.1%
Life general account assets (end of period, in EUR billion)	159	153	3.9%	165	-3.6%
Investment margin / life general account assets (in bps)[2]	95	84		93
ING IM Assets under Management (end of period, in EUR billion)	378	362	4.4%	387	-2.3%
Underlying return on equity based on IFRS-EU equity[3]	6.2%	0.8%		-15.7%

[1]	The result of this period has been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[2]	Four-quarter rolling average

[3]	Annualised underlying net result divided by average IFRS-EU equity. (The 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt.)
Total operating profit at ING Insurance showed a clear improvement in the first quarter, rising 35.5% from the first quarter of 2010 and 28.1% from the previous quarter. Results in the current quarter reflect higher fees and premium-based revenues, robust sales growth, an improvement in the investment margin and cost control.
The operating result from Life Insurance and Investment Management was 20.3% higher than the first quarter of 2010 and 19.4% higher than the fourth quarter of 2010. The improvement in results compared with a year earlier was driven by a significant increase in the investment margin and higher fees and premium-based revenues. Expenses rose slightly from the same quarter of 2010, consistent with higher levels of business activity and investments, but they declined on a sequential basis as a result of cost-containment initiatives.
The investment margin rose 18.8% from the same period of 2010 to EUR 391 million, mainly due to reinvestments into fixed income securities in the Netherlands and the US, as well as accretion of previously impaired securities in the US (excluding US Closed Block VA). The investment margin was 2.7% lower than in the fourth quarter of 2010, reflecting higher interest rate swap expenses in the US (excluding US Closed Block VA) which offset a continued improvement in the Benelux. The investment spread continued to improve, rising to 95 basis points from 93 basis points in the fourth quarter of 2010 and from 84 basis points in the first quarter of 2010.
Fees and premium-based revenues rose 10.5% from the first quarter of 2010 to EUR 1,326 million. This was primarily driven by strong product sales and renewals, and higher fees at Investment Management attributable to higher assets under management and the introduction of a fixed service fee during the second half of 2010. Compared with the previous quarter, fees and premium-based revenues increased 4.4% from strong corporate-owned life insurance sales campaigns in Japan and the seasonal effect of corporate pension contract renewals in the Benelux.
The technical margin was EUR 203 million, up 11.5% from the first quarter of last year. This increase was caused by improved results in the Benelux, and favourable claims and surrender results in ING Life Korea. Partially offsetting this were lower results in the US (excluding US Closed Block VA) and a decline in Japan’s technical result, which was caused by EUR 4 million of expected net claims directly related to the March 2011 earthquake and tsunami. The technical margin for Insurance was flat on a sequential basis.
Administrative expenses for Life Insurance and Investment Management declined sharply from the fourth quarter and were up just 0.8% excluding currency effects compared with the previous year. This reflects cost-containment efforts in the US (excluding Closed Block VA) and the Benelux, where expenses fell 19.8% and 7.3%, respectively. The decrease in the US (excluding US Closed Block VA) was partially driven by a EUR 22 million nonrecurring reduction in accruals related to incentive compensation. Expense growth in Asia/Pacific and Latin America kept pace with business growth, while costs in Central and Rest of Europe were impacted by an annual EUR 16 million financial institutions tax in Hungary, which was fully recorded in the first quarter. An increase in costs at Investment Management reflects the introduction of a fixed service fee in the second half of 2010, for which there is an offset in income, as well as higher staff-related expenses. Compared with the fourth quarter of 2010, total administrative expenses at ING Insurance declined 5.3% excluding currency effects. The ratio of administrative expenses to operating income improved to 40.0%.
The non-life operating result of ING Insurance was EUR 70 million, up 48.9% from the first quarter of 2010 due to an improved loss ratio and higher sales in Brazil, and higher earned premiums in Disability and Accident in the Benelux. Compared with the fourth quarter of 2010, the non-life operating result was flat.
The Corporate Line operating result was EUR -172 million, an improvement compared with EUR -185 million in the same quarter of last year. This was mainly caused by lower interest payments on hybrids as a result of ING Group’s hybrid to equity conversion with ING Insurance in December 2010, as well as the discontinuation of Group core debt expense allocation to Insurance.
The first-quarter underlying result before tax for ING Insurance improved to EUR 461 million from EUR 121 million in the first quarter of 2010 and a loss in the previous quarter, which resulted from the DAC write-down in the US Closed Block VA business. Prior quarters have been restated to reflect the previously announced decision to move towards fair value accounting on reserves for Guaranteed Minimum Withdrawal Benefits for life (‘GMWB’) as of 1 January 2011 for the US Closed Block VA.
Gains/losses and impairments on investments totalled EUR -125 million in the first quarter and were primarily attributable to impairments on debt securities. Revaluations were positive at EUR 67 million and other market-related impacts diminished to EUR -43 million.
The quarterly net result for Insurance was EUR 234 million, including EUR -66 million of special items which related primarily to restructuring programmes and separation expenses. The underlying return on IFRS-EU equity for Insurance was 6.2% for the first three months of 2011.
Insurance sales (APE) rose 8.0% from the first quarter of 2010 and 17.0% from the fourth quarter of 2010, excluding currency effects. APE growth compared with the same quarter of last year was attributable to Asia/Pacific, the Benelux and the US. Sales were up 11.8% in Asia/ Pacific, excluding currency impacts, on new product introductions, growth across the region and ING’s strong bank distribution partnerships. COLI sales and renewals at ING Life Japan supported the rise in APE. Sales in Korea rose due to traditionally strong bancassurance sales at KB Life in the first quarter combined with improved agent activity and productivity at ING Life Korea. In the Benelux, APE rose 26.9%, mainly due to a high level of corporate pension contract renewals in the Netherlands. New sales in the US (excluding US Closed Block VA) rose 12.4% excluding currencies, driven by higher retirement plan and individual life sales. Compared with the first quarter of 2010, Central and Rest of Europe’s APE declined 3.0%, while sales in Latin America were down 7.7%, excluding currency impacts.

BALANCE SHEET AND CAPITAL MANAGEMENT
Balance Sheet and Capital Management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	31 Mar. 11	31 Dec. 10[1]	31 Mar. 11	31 Dec. 10	31 Mar. 11	31 Dec. 10[1]	31 Mar. 11	31 Dec. 10

Balance sheet data
Financial assets at fair value through P&L	249,310	263,894	128,101	137,126	122,837	128,503	-1,627	-1,735
Investments	229,503	234,240	109,571	110,893	119,933	123,347
Loans and advances to customers	611,138	613,204	586,861	587,449	30,031	31,020	-5,753	-5,265
Other assets	139,284	135,667	102,975	97,605	41,236	42,789	-4,927	-4,727

Total assets	1,229,235	1,247,005	927,507	933,073	314,036	325,659	-12,308	-11,727

Shareholders’ equity	40,067	40,904	34,869	34,451	18,955	20,159	-13,756	-13,706
Minority interests	742	729	617	617	124	112
Non-voting equity securities	5,000	5,000					5,000	5,000

Total equity	45,809	46,633	35,486	35,069	19,079	20,271	-8,756	-8,706

Debt securities in issue	140,145	135,604	130,739	125,066	3,901	3,967	5,505	6,571
Insurance and investment contracts	263,154	271,129			263,154	271,129
Customer deposits/other funds on deposit	513,274	511,362	519,409	519,304			-6,135	-7,942
Financial liabilities at fair value through P&L	122,184	138,538	120,277	136,581	3,396	3,677	-1,489	-1,720
Other liabilities	144,669	143,740	121,596	117,054	24,506	26,616	-1,433	70

Total liabilities	1,183,426	1,200,372	892,022	898,005	294,957	305,389	-3,552	-3,021

Total equity and liabilities	1,229,235	1,247,005	927,507	933,073	314,036	325,659	-12,308	-11,727

Captal ratios (end of period)

ING Group debt/equity ratio	13.6%	13.4%
Bank core Tier 1 ratio			10.0%	9.6%
Insurance IGD Solvency I ratio					241%	241%

1	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.
ING Group’s balance sheet decreased by EUR 18 billion in the first quarter to EUR 1,229 billion, due entirely to currency effects. At comparable currency rates, the balance sheet increased by EUR 8 billion, driven by higher loans and advances to customers. Shareholders’ equity fell by EUR 0.8 billion to EUR 40.1 billion (or EUR 10.59 per share) mainly due to lower revaluation reserves as a result of higher interest rates and currency effects, which offset the quarterly net profit of EUR 1.4 billion.
Strong capital generation in ING Bank continued in the first quarter, with the Bank’s core Tier 1 ratio increasing to 10.0% from 9.6% at year-end 2010. Core Tier 1 capital rose by EUR 0.8 billion driven by retained earnings.
The Insurance IGD ratio was 241% at the end of March 2011, stable compared with the end of December 2010.
The Group’s debt/equity ratio increased from 13.4% at year-end 2010 to 13.6% at the end of the first quarter. The adjusted equity of ING Group decreased by EUR 0.3 billion to EUR 54.0 billion, mainly reflecting EUR -2.1 billion of currency effects which were only partly offset by first-quarter retained earnings of EUR 1.4 billion. Group core debt was stable as there were no capital flows between ING Group, ING Insurance and ING Bank.
On 7 March 2011, ING announced its intention to repurchase EUR 2 billion of core Tier 1 securities from the Dutch State on 13 May 2011. The total payment will be EUR 3 billion and includes a 50% repurchase premium. The Dutch Central Bank (DNB) has given its final approval for this repurchase. Based on ING Bank’s capital position at the end of the first quarter of 2011, the repurchase in May would reduce the core Tier 1 ratio by 95 basis points to 9.1% on a pro-forma basis.

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT
ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance[1]
in EUR million	1Q2011	1Q2010[2]	1Q2011	1Q2010	1Q2011	1Q2010[2]

Gross premium income	8,255	8,262			8,255	8,262
Interest result Banking operations	3,393	3,226	3,396	3,263
Commission income	1,192	1,087	695	655	497	432
Total investment & other income	1,558	1,474	418	259	1,233	1,235

Total underlying income	14,396	14,050	4,508	4,178	9,984	9,929

Underwriting expenditure	8,274	8,634			8,274	8,634
Staff expenses	1,966	1,863	1,444	1,343	522	520
Other expenses	1,420	1,309	959	886	461	423
Intangibles amortisation and impairments	78	169	78	169

Operating expenses	3,465	3,341	2,481	2,399	984	943
Interest expenses Insurance operations	157	158			253	215
Addition to loan loss provisions	332	497	332	497
Other	14	16			14	16

Total underlying expenditure	12,241	12,646	2,813	2,896	9,524	9,808

Underlying result before tax	2,156	1,403	1,695	1,282	461	121

Taxation	630	457	482	349	148	108
Minority interests	33	23	24	22	9	1

Underlying net result	1,492	923	1,189	911	303	12

Net gains/losses on divestments	11	403	11	405		-2
Net result from divested units	-3				-3
Special items after tax	-119	-97	-53	-75	-66	-22

Net result	1,381	1,230	1,147	1,241	234	-11

[1]	Including intercompany eliminations

[2]	The result of this period has been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET
ING Group: Consolidated balance sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/eliminations
in EUR million	31 Mar. 2011	31 Dec. 2010[1]	31 Mar. 2011	31 Dec. 2010	31 Mar. 2011	31 Dec. 2010[1]	31 Mar. 2011	31 Dec. 2010

Assets
Cash and balances with central banks	16,301	13,072	12,970	9,519	7,451	8,646	-4,120	-5,093
Amounts due from banks	55,435	51,828	55,435	51,828
Financial assets at fair value through P&L	249,310	263,894	128,101	137,126	122,837	128,503	-1,628	-1,735
Investments	229,503	234,240	109,571	110,893	119,933	123,347
Loans and advances to customers	611,138	613,204	586,861	587,449	30,031	31,020	-5,754	-5,265
Reinsurance contracts	5,544	5,789			5,544	5,789
Investments in associates	3,761	3,925	1,300	1,494	2,467	2,428	-6	3
Real estate investments	1,857	1,900	526	562	1,053	1,063	278	275
Property and equipment	6,159	6,132	5,665	5,615	494	517
Intangible assets	5,104	5,372	2,162	2,265	3,098	3,256	-156	-149
Deferred acquisition costs	10,125	10,499			10,125	10,499
Assets held for sale	680	681	308	300	372	381
Other assets	34,319	36,469	24,609	26,023	10,633	10,209	-924	237

Total assets	1,229,235	1,247,005	927,507	933,073	314,036	325,659	-12,308	-11,728

Equity
Shareholders’ equity	40,067	40,904	34,869	34,451	18,955	20,159	-13,756	-13,706
Minority interests	742	729	617	617	124	112
Non-voting equity securities	5,000	5,000					5,000	5,000

Total equity	45,809	46,633	35,486	35,069	19,079	20,271	-8,756	-8,706

Liabilities
Subordinated loans	10,213	10,644	19,087	21,021	4,295	4,407	-13,170	-14,784
Debt securities in issue	140,145	135,604	130,739	125,066	3,901	3,967	5,505	6,571
Other borrowed funds	19,829	22,292			7,854	8,588	11,975	13,704
Insurance and investment contracts	263,154	271,129			263,154	271,129
Amounts due to banks	79,341	72,852	79,341	72,852
Customer deposits and other funds on deposits	513,274	511,362	519,409	519,304			-6,135	-7,942
Financial liabilities at fair value through P&L	122,184	138,538	120,277	136,581	3,396	3,677	-1,489	-1,720
Liabilities held for sale	399	424	128	145	271	279
Other liabilities	34,886	37,527	23,039	23,035	12,086	13,342	-239	1,150

Total liabilities	1,183,426	1,200,373	892,022	898,005	294,957	305,389	-3,553	-3,021

Total equity and liabilities	1,229,235	1,247,005	927,507	933,073	314,036	325,659	-12,308	-11,728

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail Direct & International
	Total Retail Banking		Netherlands		Belgium		ING Direct		Central Europe		Asia
in EUR million	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010

Interest result	2,474	2,387	899	912	401	391	963	867	173	175	38	42
Commission income	356	359	127	143	99	96	48	37	66	71	16	13
Investment income	2	-11	1	0	2	9	6	-20	-7	1	1	0
Other income	93	7	30	-1	25	28	-15	-28	38	-2	15	10

Total underlying income	2,926	2,742	1,056	1,054	527	523	1,002	856	271	244	70	65

Staff and other expenses	1,676	1,532	597	548	355	310	485	455	194	182	44	37
Intangibles amortisation and impairments	11	9	3	6	0	0	8	3	0	0	0	0

Operating expenses	1,687	1,540	600	553	355	310	492	458	194	182	44	37

Gross result	1,239	1,202	456	500	171	213	510	398	76	62	26	28

Addition to loan loss provision	262	335	79	141	18	39	138	129	20	16	7	9

Underlying result before tax	977	867	377	359	153	174	372	269	56	45	19	19

Client balances (in EUR billion)
Residential Mortgages	316.6	295.5	139.7	133.5	26.4	23.6	146.0	134.7	3.8	3.2	0.7	0.6
Other Lending	88.8	84.5	42.9	43.0	27.9	26.1	3.6	3.3	11.1	9.4	3.2	2.7
Funds Entrusted	438.9	420.9	103.2	104.6	70.4	67.7	241.2	227.2	20.3	18.1	3.7	3.4
AUM/Mutual Funds	58.9	56.3	16.8	16.8	27.9	27.4	11.6	10.3	2.3	1.5	0.4	0.3

Profitability and efficiency[1]
Cost/income ratio	57.6%	56.2%	56.9%	52.5%	67.5%	59.3%	49.1%	53.5%	71.7%	74.8%	62.8%	56.6%
Return on Equity[2]	20.8%	19.8%	30.2%	28.7%	31.8%	36.6%	16.6%	13.9%	10.8%	9.5%	7.3%	7.2%

Risk[1]
Risk costs in bp of average RWA	60	78	63	112	39	83	75	72	35	31	31	43
Risk-weighted assets (end of period)	174,725	175,012	50,320	51,175	18,143	18,799	73,135	74,918	23,526	21,316	9,601	8,804

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT
Commercial Banking: Consolidated profit and loss account

	Total Commercial		GL &		Structured		Leasing &		Financial		Other		Total Commercial
	Banking		PCM		Finance		Factoring		Markets		Products		Banking excl. RE		ING Real Estate
in EUR million	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010

Interest result	926	923	224	236	281	262	51	43	276	276	-23	-2	809	814	117	109
Commission income	340	298	48	54	123	87	11	8	6	6	56	49	244	204	97	94
Investment income	71	36	10	0	1	-2	0	0	52	43	3	-1	66	39	5	-3
Other income	323	290	11	5	-22	-20	61	53	257	244	-7	-11	301	271	22	19

Total underlying income	1,660	1,547	293	296	382	327	123	103	591	568	30	34	1,419	1,328	241	219

Staff and other expenses	687	658	138	126	99	98	54	55	207	190	90	72	587	540	100	118
Intangibles amortisation and impairments	60	153	0	0	0	0	0	0	0	0	0	0	0	0	59	152

Operating expenses	747	811	138	126	99	98	54	55	207	190	90	72	587	541	160	270

Gross result	913	736	156	169	283	229	69	48	384	378	-60	-38	832	787	81	-51

Addition to loan loss provision	70	162	64	42	-29	31	24	30	1	2	-1	0	59	104	11	58

Underlying result before tax	843	574	92	127	313	199	45	18	383	376	-60	-37	773	683	70	-109

Client balances (in EUR billion)
Residential mortgages
Other lending	140.2	135.8	35.0	35.8	51.5	45.8	16.6	16.3	3.4	3.8	0.0	0.0	106.4	101.8	33.7	34.0
Funds entrusted	57.4	54.7	34.7	31.8	2.1	3.0	0.1	0.0	20.2	19.2	0.3	0.7	57.4	54.7
AUM/Mutual funds	62.4	66.4													62.4	66.4

Profitability and efficiency[1]
Underlying cost/income ratio	45.0%	52.4%	46.9%	42.8%	25.9%	29.8%	43.8%	53.2%	35.0%	33.5%	304.4%	210.6%	41.4%	40.7%	66.3%	123.3%
Return on equity[2]	24.2%	14.1%	9.3%	10.2%	31.6%	18.3%	19.6%	6.7%	50.5%	44.9%	-43.5%	-30.7%	25.3%	19.8%	14.2%	-29.1%

Risk[1]
Risk costs in bp of average RWA	20	42	63	36	-29	28	119	138	1	2	-4	-2	19	30	30	127
Risk-weighted assets (end of period)	138,053	151,500	39,545	43,734	40,733	41,489	8,396	8,252	31,172	35,614	4,618	4,612	124,464	133,701	13,589	17,799

[1]	Key figures based on underlying figures

[2]	Underlying after-tax return divided by average equity based on 7.5% core Tier 1 ratio (annualised)

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES
Insurance: Margin analysis and Key figures

					Central &				US
	ING Insurance		Benelux		Rest of Europe		United States		Closed Block VA		Latin America		Asia/Pacific		ING IM		Corporate Line
In EUR million	1Q2011	1Q2010[1]	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010[1]	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010	1Q2011	1Q2010

Investment margin	391	329	119	98	15	17	216	201	7	-13	18	15	14	9	1	2
Fees and premium-based revenues	1,326	1,200	165	167	118	123	268	252	57	41	103	92	376	321	238	204
Technical margin	203	182	78	54	40	36	21	51	7	8	9	6	47	27	—	—
Income non-modelled life business	26	32	10	14	3	3	-0	0	0	0	0	0	12	14	-0	-0

Life & ING IM operating income	1,946	1,744	373	334	177	179	505	504	71	36	130	113	450	371	239	206

Administrative expenses	778	757	139	150	82	61	182	225	21	21	52	45	114	96	188	160
DAC amortisation and trail commissions	504	434	65	65	48	46	151	140	36	6	23	15	181	162	1	1

Life & ING IM expenses	1,282	1,191	204	215	130	106	333	365	57	27	75	60	294	257	189	161

Life & ING IM operating result	664	552	169	119	47	73	172	139	14	9	55	53	155	114	51	45

Non-life operating result	70	47	40	32	1	1	—	—	—	—	28	13	1	1	—	—
Corporate Line operating result	-172	-185															-172	-185

Operating result	561	414	209	151	48	74	172	139	14	9	83	66	157	115	51	45	-172	-185

Gains/losses and impairments	-125	-200	-111	-10	-8	-4	-39	-221	6	14	0	0	21	15	5	5	1	1
Revaluations	67	43	9	-21	—	—	43	82	3	1	-3	12	-1	0	5	-1	12	-31
Market & other impacts	-43	-136	-93	66	—	—	8	-19	39	-180	—	—	2	6	—	—	2	-10

Underlying result before tax	461	121	14	186	40	70	184	-19	61	-155	80	79	179	136	60	49	-158	-225

Life Insurance - New business figures
Single premiums	3,433	3,153	732	658	245	171	1,900	1,423	0	279	449	478	107	143	—	—	—	—
Annual premiums	1,040	926	125	90	73	82	320	307	—	—	100	98	423	349	—	—	—	—
New sales (APE)	1,384	1,242	198	156	97	100	510	450	0	28	144	145	434	363	—	—	—	—

Key figures
Gross premium income	8,255	8,262	2,944	2,997	599	542	2,730	2,774	118	292	48	32	1,811	1,619	—	—	6	6
Adm. expenses / operating income (Life & ING IM)	40.0%	43.4%	37.3%	44.9%	46.3%	34.1%	36.0%	44.6%	29.6%	58.3%	40.0%	39.8%	25.3%	25.9%	78.7%	77.7%	-51.6%	-12.3%
Life general account assets (end of period, in EUR billion)	159	153	60	58	8	8	60	59	4	5	2	3	23	20	1	1	—	—
Investment margin / Life general account asset (in bps)[2]	95	84	79	72	96	99	134	115	16	-26	305	199	27	13	37	358
Provision for life insurance & investm. contracts for risk policyholder (end of period)	116,591	114,962	22,084	22,733	3,813	3,596	35,908	33,520	33,541	34,545	143	108	21,103	20,459	—	—	—	—
Net production client balances (in EUR billion)	2.0	-5.1	-0.1	0.7	0.4	0.3	-0.7	-0.9	-0.7	-0.4	0.8	0.6	0.2	0.1	2.2	-5.4	—	—
Client balances (end of period, in EUR billion)	443.7	426.1	70.1	69.8	29.2	26.8	92.9	93.5	34.2	35.2	47.4	40.7	42.1	39.1	127.7	121.1	—	—
Administrative expenses (total)	908	870	233	239	83	62	182	225	21	21	52	45	115	96	188	160	33.9	21.5

[1]	The result of this period has been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011

[2]	Four-quarter rolling average

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 541 5460	T: +31 20 541 5433
E: investor.relations@ing.com	E: media.relations@ing.com
Investor conference call, media conference call and webcast
Jan Hommen, Patrick Flynn and Koos Timmermans will discuss the results in an analyst and investor conference call on 5 May 2011 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.
A media conference call will be held on 5 May 2011 at 11:00 CET. Journalists are invited to join the conference in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.
Additional information is available in the following documents published at www.ing.com:
•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	Analyst Presentation

•	Condensed consolidated interim financial information for the period ended 31 March 2011
DISCLAIMER
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this document, the same accounting principles are applied as in the 1Q2011 Interim Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
Notes from the front page table:

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of 1 January 2011.

[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.

[3]	Annualised underlying net result divided by average IFRS-EU equity. (For Insurance, the 2010 quarterly results are adjusted for the after-tax allocated cost of Group core debt.)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 5, 2011